UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Application of Northeast           )
Utilities, Western Massachusetts   )
Electric Company, The Quinnehtuk   )
Company, Northeast Utilities       )
Service Company, The Connecticut   )
Light and Power Company, Northeast )
Nuclear Energy Company, The Rocky  )
River Realty Company, Public       )
Service Company of New Hampshire,  )    CERTIFICATE PURSUANT TO
North Atlantic Energy Company and  )    RULE 24 UNDER THE PUBLIC
North Atlantic Energy Service      )    UTILITY HOLDING COMPANY ACT
Company on Form U-1                )    OF 1935
(File No. 70-8825)                 )

     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities (NU), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing acquisition of nonutility subsidiaries (HCAR. No. 26554; August 13, 1996, File No. 70-8825)(Order).

     For the first quarter ended March 31, 1997, the activities to be reported pursuant to the Order are as follows:

1) Since there were no new companies during this quarter, there are no bylaws or certificates of incorporation to include.

2)   The number of employees assigned to NUSCO Energy Partners, Inc. are:

     9 employees - Northeast Utilities Service Company

3) The services provided to NUSCO Energy Partners, Inc. for the first quarter are as follows:

 Provided by Northeast Utilities Service Company:
                                   Thousands
                                    of dollars
          Marketing services            $789
          New product
           development                   376
          Customer billing
          system development             199
          Legal services                  23
          Miscellaneous                    7
                                        -----
             Total                    $1,394
                                        ======
    Provided by Public Service Company of New Hampshire:
          Customer billing
           system development            $60
          Marketing services              12
          Miscellaneous                    2
                                        -----
             Total                      $ 74
                                        =====




4)   Balance Sheet, Income Statement, and Statement of Cash Flow
NUSCO ENERGY PARTNERS, INC.
BALANCE SHEET
(Unaudited)

March 31, 1997

                                             Thousands
                                             of Dollars
                                             ----------
ASSETS
------
Current Assets:
  Cash                                      $       40
  Receivables, net                                 117
  Taxes receivable from affiliated
companies                                        1,170
Other                                                5
                                              -----------
                                                 1,332
                                              -----------
       Total Assets                         $    1,332
                                              ===========

CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common shareholders' equity:
   Common shares                            $     -
   Capital surplus, paid in                        51
   Retained earnings                           (2,161)
                                             -----------
    Total capitalization                       (2,110)
                                             -----------
Current Liabilities:
  Accounts payable                                984
  Accounts payable to affiliated companies      2,458
                                            -----------
                                                3,442
                                            -----------

    Total Capitalization and Liabilities   $    1,332
                                            ===========


NUSCO ENERGY PARTNERS, INC.
INCOME STATEMENT
(Unaudited)
                                     First quarter
                                        Ended
                                     March 31,
                                        1997
                                    -------------
                                     (Thousands
                                     of Dollars)

Operating Revenues                  $        422*
                                    -------------
Operating Expenses:
  Operation
     Purchased power - energy                268
     Purchased power - capacity               52
     Other                                 2,692
  Maintenance                                  1
  Federal and state income taxes            (905)
  Taxes other than income taxes                2
                                    -------------
       Total operating expenses            2,110
                                    -------------
Operating Loss                            (1,688)
                                    -------------
Other Deductions                             (60)
                                    -------------
Net Loss                            $     (1,748)
                                    =============

*First quarter revenues of $422,000 reflect $343,000 related to first quarter activity and a $79,000 adjustment of the 1996 fourth quarter activity.



NUSCO ENERGY PARTNERS, INC.
STATEMENT OF CASH FLOWS
(Unaudited)
                                             First quarter
                                                Ended
                                             March 31,
                                                1997
                                            -------------
                                             (Thousands
                                             of Dollars)

Operating Activities:
Net Loss                                    $  (1,748)
Changes in working capital:
  Receivables and accrued revenues               (932)
  Accounts payable                              2,673
  Other working capital (excludes cash)            (3)
                                            -------------
Net cash flows from operating activities          (10)

Financing Activities:
  Additional paid in capital                       50
                                            -------------
Net cash flows from financing activities           50

Net increase (decrease) in cash                    40
Cash - beginning of period                          0
                                            -------------
Cash - end of period                        $      40
                                            =============

5)   Number of kilowatt hours marketed or sold at retail by customer class

NUSCO ENERGY PARTNERS, INC.
KWHS SOLD AT RETAIL
(Unaudited)
                                       First quarter
                                        Ended
                                       March 31,
                                          1997
                                      ------------
                                       (Thousands
                                         of KWHs)

Residential                                  5,116
Commercial                                   6,053
Industrial                                     347
                                       ------------
                                            11,516
                                       ============




     Pursuant to the Supplemental Order Authorizing Expansion of Marketing Activities of Nonutility Subsidiaries (HCAR. No. 26592; October 11, 1996, File No. 70-8825)(Supplemental Order).

     For the first quarter ended March 31, 1997, the activities to be reported pursuant to the Supplemental Order are as follows:

1) A description of the marketing activities undertaken during the quarter with a copy of any applicable state regulatory approval of the program under which such activities are conducted and/or any applicable energy tariff.

     During this quarter, the activities consisted of:

     Marketing of energy in the New Hampshire retail competition program.

     Marketing activities related to request for proposals for energy service.

     Marketing activities in Phase 1 of Rhode Island open access.

     There were no applicable state regulatory approvals.

2)  100% of the total revenues is attributable to energy sales.

3)   The income statement and balance sheet are included above.


                              SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


/s/ John  J. Roman

Vice President and Controller
Northeast Utilities
P.O. Box 270
Hartford, CT 06141-0270
May 30, 1997